

April 11, 2011

Via Facsimile
Mr. Gregory A. Shortell
President and Chief Executive Officer
Network Engines, Inc.
25 Dan Road
Canton, MA 02021

Re: Network Engines, Inc.
        Form 10-K for the Fiscal Year Ended September 30, 2010
        Filed December 10, 2010
        File No. 000-30863

Dear Mr. Shortell:

We have reviewed your letter dated March 17, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 22, 2011.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Discussion of Fiscal Years 2010 and 2009, page 32

1.   We note your response to prior comment 8 and we are unable to concur with your assertion that quantification of multiple factors contributing to the material changes in your net income is not necessary in the example cited. According to our guidance referenced in our prior comment, an analysis of changes in line items is required where,

as here, there are material increases in net revenue. In addition, quantification, as well as discussion, of the contribution of two or more factors to material year-to-year line item changes is required to the extent necessary to an understanding of the business as a whole. In this respect, the fact that $61 million of the $73 million increase in net revenues was the result of increased sales volume from a design win with your largest customer appears to be the type of quantification that is material to an understanding of your business and that should be disclosed. Without this information, it would be difficult for a reader to know the extent to which the company's revenues were impacted by the design win as compared to the "lower" sales volumes and "partial" offsets. Furthermore, quantification should be as precise, including use of dollar amounts or percentages, as reasonably practicable and such quantification is preferred to vague terms such as "primarily" and "partially." Please confirm your understanding or advise.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Note 11. Commitments and Contingencies

Contingencies, page 69

2.   In your response to prior comment 12 you indicate that the company cannot reasonably estimate or predict the potential damages that might be awarded, whether such damages would be greater than the company's insurance coverage, and whether such damages would have a material impact on the company's results of operations or financial condition. However, you also indicate that in future filings you will disclose that you expect any damages awarded under the current settlement will be satisfied in full by the company's insurer. Please reconcile for us these two apparently conflicting assertions. In light of the pending current settlement, with stated total amount of recovery, please tell us how you evaluated the company's estimate or range of estimate of amounts that are at least reasonably possible to be attributable to the company. In addition, please tell us what consideration you gave to disclosing the extent to which you expect such insurance recoveries, as these would appear to be a gain contingency, and the uncertainties of such possible recoveries. Please refer to paragraphs 50-3 through 50-5 of ASC 450-20-50, ASC 450-30-25-1 and SAB Topic 5.Y.

Item 11. Executive Compensation (Incorporated by Reference from the Definitive Proxy Statement filed January 28, 2011)

Compensation Discussion and Analysis, page 18

General

3.   We refer to prior comment 14. Although you have disclosed some of the elements of the sales commission plan for Mr. Cone, it is still unclear how performance with regard to revenue, direct margin and design wins resulted in the specific cash compensation paid to Mr. Cone. In your response, it should be clear how achievement of certain targets resulted in the dollar amount of incentive compensation actually paid. Please advise.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Michael Johnson, Staff Attorney, at (202) 551-3477 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief